Exhibit 8.1
Details of the Company’s wholly owned Subsidiaries are set out below:

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Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

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Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

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Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019.